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                                                                     EXHIBIT 4.2




                               AMENDMENTS TO THE
                             NOBLE AFFILIATES, INC.
                  1992 STOCK OPTION AND RESTRICTED STOCK PLAN


         Pursuant to the provisions of Section 15 thereof, the Noble

Affiliates, Inc. 1992 Stock Option and Restricted Stock Plan, as amended and restated effective as of December 10, 1996, is hereby amended as follows:

         1. The second sentence of Section 8 is hereby amended by restating it in its entirety to read as follows:

                 "The option price for each Share covered by a Nonqualified Option shall not be less than the greater of (a) the par value of such Share or (b) 100 percent of the Fair Market Value of such Share at the time the Option is granted, except that the minimum option price may be equal to or greater than 85 percent of the Fair Market Value of such Share at the time the Option is granted if and to the extent the discount from Fair Market Value is expressly granted in lieu of a reasonable amount of salary or cash bonus."

         2. Section 15 is hereby amended by (i) deleting the word "or" before the words "(b) reduce the option price" and (ii) adding the clause "or
(c) permit the "repricing" of Options and any SARs that relate to such new Options in contravention of Section 18 of the Plan" after the words "in Section 8 of the Plan" and before the semicolon.

         3. Section 18 is hereby amended by restating it in its entirety to read as follows:

                 "Subject to the terms and conditions of and within the limitations of the Plan, the Committee may modify, extend or renew outstanding Options and any SARs that relate to such Options granted under the Plan. The Committee shall not have authority to accept the surrender or cancellation of any Options and any SARs that relate to such Options outstanding hereunder (to the extent not theretofore exercised) and grant new Options and any SARs that relate to such new Options hereunder in substitution therefor (to the extent not theretofore exercised) at an Option Price that is less than the Option Price of the Options surrendered or cancelled. Notwithstanding the foregoing provisions of this Section 18, no modification of an outstanding Option and any SARs that relate to such Option granted hereunder shall, without the consent of the Optionee, alter or impair any rights or obligations under any Option and any SARs that relate to such Option theretofore granted hereunder to such Optionee, except as may be necessary, with respect to Incentive Options, to satisfy the requirements of Section 422(b) of the Code."

         4. The first sentence of Section 20(b) of the Plan is hereby amended by adding the following to the end thereof:

                 "; provided, however, that the minimum restriction period shall be three years from the date of award (one year in the case of Shares of Restricted Stock awarded with performance-based conditions)."

         IN WITNESS WHEREOF, these Amendments have been executed this 22nd day of April, 1997.

                                      NOBLE AFFILIATES, INC.

                                      By:
                                         ----------------------------------
                                      Name: Robert Kelley
                                      Title: Chairman, President and Chief
                                             Executive Officer